Exhibit 99.1

REPORT UNDER

NATIONAL INSTRUMENT 51-102

REPORT OF VOTING RESULTS

To:   Canadian Securities Administrators

In accordance with section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations, the following sets out the matters voted on at the Annual Meeting of Shareholders of Bank of Montreal (the “Bank”) held on April 13, 2022 and, as such votes were conducted by ballot, the number and percentage of votes cast FOR, AGAINST/WITHHELD from each vote. Each of the matters set out below is described in greater detail in the Notice of Annual Meeting of Shareholders and Management Proxy Circular which is available at www.bmo.com/investorrelations.

The Board of Directors and management of the Bank recommended that shareholders vote FOR the election of each of the 13 director nominees listed in the Management Proxy Circular, FOR the appointment of KPMG LLP as Auditors of the Bank, FOR the advisory vote on the Bank’s approach to executive compensation, and AGAINST Shareholder Proposals No. 1, 2, 3 and 4.

1.  Election of Directors

A ballot was conducted to vote on each resolution to appoint each of the following 13 nominees as a Director of the Bank to serve until the next Annual Meeting of Shareholders of the Bank or until their resignation or their successor is elected or appointed, and the outcome was as follows:

Nominee	Votes For		Votes Withheld

Janice M. Babiak	287,848,007	96.98%	8,952,422	3.02%

Sophie Brochu	292,174,782	98.44%	4,625,647	1.56%

Craig W. Broderick	293,034,095	98.73%	3,766,335	1.27%

George A. Cope	283,611,797	95.56%	13,188,633	4.44%

Stephen Dent	295,875,020	99.69%	925,410	0.31%

Christine A. Edwards	292,082,450	98.41%	4,717,979	1.59%

Martin S. Eichenbaum	294,524,215	99.23%	2,276,216	0.77%

David Harquail	294,774,151	99.32%	2,026,278	0.68%

Linda S. Huber	294,689,679	99.29%	2,110,749	0.71%

Eric R. La Flèche	294,221,493	99.13%	2,578,938	0.87%

Lorraine Mitchelmore	292,356,778	98.50%	4,443,651	1.50%

Madhu Ranganathan	292,056,462	98.40%	4,743,967	1.60%

Darryl White	294,781,159	99.32%	2,019,272	0.68%

2.  Appointment of Shareholders’ Auditors

A ballot was conducted to vote on the resolution to appoint the firm of KPMG LLP as the auditors of the Bank for the 2022 fiscal year and the outcome was as follows:

Votes For		Votes Withheld

288,357,055	93.67%	19,478,689	6.33%

3.  Advisory Vote on the Bank’s approach to Executive Compensation

A ballot was conducted to vote for the Advisory Resolution on the Bank’s approach to Executive Compensation and the outcome was as follows:

Votes For		Votes Against

280,539,675	94.52%	16,259,852	5.48%

4.  Becoming a “Benefit” Company

A ballot was conducted to vote for a shareholder proposal requesting that the Bank explore the possibility of becoming a benefit company and report thereon to the shareholders at the next annual meeting:

Votes For		Votes Against		Votes Abstain

11,482,026	3.87%	283,735,082	95.61%	1,548,341	0.52%

5.  Advisory Vote on Environmental Policy

A ballot was conducted to vote for a shareholder proposal requesting that the Bank establish an annual advisory vote policy regarding its environmental and climate targets and action plan:

Votes For		Votes Against		Votes Abstain

44,384,195	14.95%	247,606,027	83.43%	4,807,879	1.62%

6.  French as Official Language

A ballot was conducted to vote for a shareholder proposal requesting that the language of the Bank be French, more particularly the language of work in Quebec, including the language spoken at annual meetings:

Votes For		Votes Against		Votes Abstain

2,350,598	0.79%	292,713,688	98.63%	1,733,539	0.58%

7.  Decarbonization Financing

A ballot was conducted to vote for a shareholder proposal requesting BMO adopt a policy by the end of 2022 in which the company takes available actions to help ensure that its financing does not contribute to new fossil fuel supplies that would be inconsistent with the IEA’s Net Zero Emissions by 2050 Scenario:

Votes For		Votes Against		Votes Abstain

22,288,241	7.51%	273,028,386	91.99%	1,481,467	0.50%

Dated this 13th day of April, 2022.

Bank of Montreal

By:	/s/ Barbara M. Muir
Barbara M. Muir
Corporate Secretary